 Exhibit 99.2
IFRS USD Press Release

Growth acceleration accompanied by 3.7% YoY margin expansion; revenue and margin guidance increased to 2%-3% in cc and 23%-24% respectively

Bengaluru, India – October 14, 2020

“Our second quarter performance is a clear reflection of our ability to help clients on their digital transformation journeys. Our digital and cloud capabilities combined with intense client relevance are helping us achieve differentiated results in the market as is visible in 2.2% year on year overall revenue growth and 25.4% growth from digital offerings, which now are at 47.3% of revenues”, said Salil Parekh, CEO and MD. “Increase in revenue and margin outlook for FY 21 is due to the continued trust clients have in us. I am extremely proud of our team for achieving these results in challenging business conditions globally.”

•	Q2 revenues grew sequentially by 4.0% in constant currency
•	Q2 revenues grew year-on-year by 3.2% in USD; grew by 2.2% in constant currency
•	Q2 Digital revenues at $1,568 million (47.3% of total revenues), year-on-year growth of 25.4% in constant currency
•	Q2 operating margin at 25.4%, increase of 370 basis points year-on-year
•	Q2 free cash flow at $674 million; year-on-year growth of 69.8%
•	Q2 net profit at $653 million, year-on-year growth of 14.7%
•	Q2 voluntary attrition for IT services declined to 7.8% from 18.3% in Q2 20
•	H1 revenues grew by 1.9% in constant currency
•	H1 operating margin at 24.1%
•	Declared interim dividend of 12 per share
•	FY 21 revenue growth guidance revised upward to 2%-3% in constant currency
•	FY 21 operating margin guidance revised upward to 23%-24%

1.	Financial Highlights – Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended September 30, 2020

Revenues were $3,312 million, growth of 3.2% YoY and 6.1% QoQ

Operating profit was $840 million, growth of 20.7% YoY and 18.7% QoQ

Basic EPS was $0.15, growth of 14.9% YoY and 17.0% QoQ

For six months ended September 30, 2020 Revenues were $6,433 million, growth of 1.5% YoY Operating profit was $1,547 million, growth of 15.6% YoY Basic EPS was $0.29, growth of 9.5% YoY

 “The strength and resilience of Infosys was fully visible in Q2 with operating metrics witnessing a healthy increase, broad-based growth, highest ever large deal TCV at $ 3.15 bn and attrition reducing to single digits”, said Pravin Rao, COO. “Employees have been critical part of our success. As a recognition of their stellar performance, we are giving 100% variable pay along with a special incentive for Q2. Additionally, we are rolling out salary increases and promotions across all levels effective Jan 1st.”

“Our relentless efforts on cost optimization and strengthening operational efficiencies helped by certain cost deferrals led to 270 bps sequential improvement in operating margin to 25.4% and a 300 bps improvement in H1 margins”, said Nilanjan Roy, CFO. “Free Cash Flows grew significantly in H1 driven by our consistent focus on liquidity and cash management. Consequently, we are increasing our interim dividend per share by 50% to 12.”

2.	Client wins & Testimonials

Even amid global uncertainty across industries and the current medical situation, Infosys continued to nurture a culture of deep client relevance while building capabilities to aid them through recovery.

•	Among several milestones achieved in the second quarter, Consolidated Edison Company (Con Edison), one of the oldest Fortune 500 utility companies, selected Infosys to digitally transform Con Edison’s customer service capabilities over the next four years
•	Infosys collaborated with LANXESS, a leading specialty chemicals company headquartered in Cologne, Germany, to support the company’s IT Infrastructure digitization strategy and enable its global workforce with a secure and fully managed modern workplace
•	Essential Utilities, one of the largest publicly traded water, wastewater and natural gas providers in the U.S., selected Infosys as a strategic partner to drive its digital transformation
•	Infosys has entered into a first-of-its-kind, 360 degree partnership with LivePerson, a leader in conversational AI, headquartered in New York, to transform their infrastructure on the public cloud that will deliver industry-leading agility, scalability, and security. Infosys will also help drive penetration of LivePerson’s offerings across its clients and digital marketing, e-commerce, contact center, employee engagement and shared services channels.
•	Old National Bancorp (ONB), the largest financial services bank holding company headquartered in Indiana, U.S., wanted Infosys to enable faster adoption of digital solutions, modernize ONB’s existing technology infrastructure, and enhance both the client and employee experience
•	The National Bank of Bahrain (NBB) selected Infosys Finacle for the digital transformation of its transaction banking business

As global businesses navigate this tough environment, the strength of our relationships and our digital capabilities have helped us sustain the momentum to help our clients grow resilient. Here is what some of them have to say:

•	“We have worked with the Infosys team for over 5 years now, and very successfully. The results were phenomenal. My finance team and the senior Enterprise leadership team couldn’t believe how far the guys have gone above and beyond the contract. I am so delighted with the results, delighted with the service that I have received. When the pandemic hit, we had to shut down and lock down both onshore and offshore teams. Thanks to the RPA bots, we were able to issue every single order and we didn't miss a single KPI. Without those bots, we would have been stranded. I can't speak highly enough of the guys involved and the actual tool itself. Superstars one and all.” - Brad Monks, Head of Mobile, BT Enterprise
•	Kai Finke, CIO of LANXESS said, “Standardized and harmonized workplace services will enable us to increase our service quality and usability on a global basis as well as increase flexibility and scalability which nowadays are getting more and more important. Working with Infosys will allow us to implement state-of-the-art-technologies faster and thus bring LANXESS to the next level regarding workplace services enhancing our collaboration and mobility capabilities.”

Awards & Recognitions

•	Positioned as a leader in Everest PEAK: Cloud-Native Application Development Services PEAK Matrix® Assessment 2020
•	Ranked as a leader in NelsonHall NEAT for Quality Engineering Services 2020
•	Ranked as a leader by NelsonHall NEAT for Advanced Digital Workplace Services 2020
•	Positioned as a leader in HFS Research Top 10 for Travel, Hospitality, and Logistics Service Providers
•	Ranked as a leader in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide
•	Ranked as a leader in IDC MarketScape: Asia /Pacific SAP Implementation Services Vendor Assessment, 2020
•	Positioned as a leader in IDC - MarketScape: Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2020 Vendor Assessment
•	Positioned as a leader in IDC - MarketScape: Worldwide Manufacturing Intelligence Transformation 2020 Vendor Assessment
•	Positioned as a leader in Forrester Wave: Digital Process Automation Service Providers
•	Ranked as a leader CapioIT - Salesforce.com Global Systems Integration and Services Providers Capture Share Report – 2020
•	Infosys is a winner of the 2020 Top 10 Working Mother & Avtar Best Company for Women in India award
•	Infosys has won the Champion of Inclusion’ award of Working Mother & Avtar Most Inclusive Companies Index (MICI) 2020
•	Infosys Düsseldorf innovation hub was awarded with the prestigious NRW.INVEST award 2020
•	Infosys won the German Brand Award 2020 for Excellence in Brand Strategy and Creation
•	Recognized by the Top Employers Institute, a global certification company, for exceptional standards in employee conditions across Europe for three years in a row. Infosys is also the certified Top Employer in France, Germany, Switzerland, The Netherlands and the United Kingdom
•	Infosys Finacle was positioned as a leader in The Forrester Wave™: Digital Banking Processing Platforms (Corporate Banking), Q3 2020 report Infosys Finacle was ranked as a Leader in Gartner’s Magic Quadrant for Global Retail Core Banking report 2020 for the 13th consecutive year

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	September 30, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3,038	2,465
Current investments	488	615
Trade receivables	2,430	2,443
Unbilled revenue	1,030	941
Other Current assets	785	748
Total current assets	7,771	7,212
Non-current assets
Property, plant and equipment and Right-of-use assets	2,438	2,361
Goodwill and other Intangible assets	964	950
Non-current investments	1,051	547
Other non-current assets	1,139	1,190
Total non-current assets	5,592	5,048
Total assets	13,363	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables	322	377
Unearned revenue	455	395
Employee benefit obligations	263	242
Other current liabilities and provisions	1,764	1,743
Total current liabilities	2,804	2,757
Non-current liabilities
Lease liabilities	551	530
Other non-current liabilities	325	272
Total non-current liabilities	876	802
Total liabilities	3,680	3,559
Total equity attributable to equity holders of the company	9,623	8,646
Non-controlling interests	60	55
Total equity	9,683	8,701
Total liabilities and equity	13,363	12,260

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended September 30, 2020	3 months ended September 30, 2019	6 months ended September 30, 2020	6 months ended September 30, 2019
Revenues	3,312	3,210	6,433	6,340
Cost of sales	2,125	2,140	4,196	4,261
Gross profit	1,187	1,070	2,237	2,079
Operating expenses:
Selling and marketing expenses	153	165	305	333
Administrative expenses	194	209	385	408
Total operating expenses	347	374	690	741
Operating profit	840	696	1,547	1,338
Other income, net (3)	70	83	128	183
Profit before income taxes	910	779	1,675	1,521
Income tax expense	255	207	456	403
Net profit (before minority interest)	655	572	1,219	1,118
Net profit (after minority interest)	653	569	1,212	1,115
Basic EPS ($)	0.15	0.13	0.29	0.26
Diluted EPS ($)	0.15	0.13	0.29	0.26

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and half year ended September 30, 2020 which have been taken on record at the Board meeting held on October 14, 2020.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.